January 13, 2010

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Dorman Products, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 27, 2008
Filed March 6, 2009
File No. 000-18914

Definitive Proxy Statement on Schedule 14A
Filed April 9, 2009
File No. 000-18914

Dear Ms. Cvrkel:

Enclosed are our responses to your letter, dated December 29, 2009 (the “Comment Letter”).  In order to facilitate your review, we have included the Staff’s comment followed by our response below, as well as a copy of the Comment Letter.

Form 10-K for the fiscal year ended December 27, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

1.
We note your discussion of current economic conditions that have affected your business, including a slowdown of global economic activity, instability in the financial markets, increased operating costs, lower demand for your products, and consolidation in the automotive aftermarket.  In future filings, please revise your “Risk Factors” section to include a discussion of the risks associated with these economic conditions, if applicable, as well as all other material risks to your business.

Response:
We will revise Item 1A, “Risk Factors” in future filings to include a discussion of the risks associated with identified economic conditions, if applicable, as well as all other known material risks to our business.

NEW PRODUCTS.  NEW SOLUTIONS.  NEW OPPORTUNITIES.

3400 East Walnut Street  •  P.O. Box 1800  •  Colmar, PA 18915-1800  •  Phone: 1-215-712-5132  •  Fax: 215-997-6031

Ms. Linda Cvrkel
January 13, 2010
Page of 2 of 5

Notes to the Financial Statements

General

2.
We note from your disclosure in Note 1 that warranty expense has continued to increase over the last three years.  We also note that in your letter dated April 16, 2008, responding to SEC Staff comments on the Form 10-K for the year ended December 31, 2007, you indicated that the notes to the financial statements in future filings would be revised to include the reconciliations of changes in liabilities for product warranties, as required by paragraph 14b of FIN No. 45.  However, this disclosure does not appear to be in the notes to the financial statements in the Form 10-K for the year ended December 31, 2008.  As previously requested, please revise future filings to include these required disclosures.

Response:
The notes to the Company’s financial statements in future filings will be revised to include the reconciliations of changes in liabilities for product warranties required by paragraph 14b of FIN No. 45.

Note 11. Capital Stock

3.
We note from your disclosure that the expected life assumption used in the Black-Scholes model was calculated using the simplified method prescribed by SAB No. 107.  However, we also note that SAB 107 indicates that more detailed information about exercise behavior will, over time, become readily available to companies and as such, the Staff does not expect that such a simplified method would be used for share option grants once more detailed information becomes available.  Please explain to us why you believe it is appropriate to continue to use the simplified method for your expected life assumption for the year ended December 31 [27], 2008 and also through the quarter ended September 30, 2009.  As part of your response, please tell us when you expect to end the use of the simplified method for this assumption.

Response:
In the past, the Company has used the simplified method to calculate the expected life of stock options used in the Black-Scholes model due to a lack of sufficient historical exercise data.  With respect to stock options issued in the 4th quarter of 2009 and beyond, the Company will estimate the expected life of stock options based upon data now available when we prepare our financial statements for the year ended December 26, 2009.

NEW PRODUCTS.  NEW SOLUTIONS.  NEW OPPORTUNITIES.

3400 East Walnut Street  •  P.O. Box 1800  •  Colmar, PA 18915-1800  •  Phone: 1-215-712-5132  •  Fax: 215-997-6031

Ms. Linda Cvrkel
January 13, 2010
Page of 3 of 5

Supplementary Financial Information

Quarterly Results of Operations (Unaudited), page 35

4.
We note that in regards to our prior review of the Company’s Form 10-K for the year ended December 31, 2007, you responded in a letter dated April 16, 2008 that you would revise your section on quarterly results of operations to discuss or cross-reference to a discussion of any material or unusual changes that impacted the results of operations for the quarters presented.  In light of the fact that your disclosure in your 2008 10-K includes quarters during the year ended December 31, 2007 in which you incurred goodwill impairment charges, we would expect that a discussion or cross-reference to a discussion of these types of unusual events would have been made.  Please confirm that you will revise future fillings accordingly.

Response:
The Company hereby confirms that in future filings the section addressing quarterly results of operations will discuss or cross-reference to a discussion of material or unusual changes that impacted the results of operations of quarters presented.

Definitive Proxy Statement on Schedule 14A

Executive Bonus Plan, page 9

5.
We note that no amounts were earned under your Executive Bonus Plan for fiscal 2008.  In light of the fact that you did not meet your earnings targets, please disclose the basis for awarding discretionary bonuses to your executives.  Disclose, for example, the material factors you considered in determining that based on each executive officer’s “contribution, responsibility, and performance,” discretionary bonuses were earned.

Response:
Factors the Company’s Compensation Committee considered in determining the amount of any discretionary bonus payable under the Executive Bonus Plan for fiscal 2008 include the Company’s overall performance in light of then-current economic conditions, the executive’s contribution to the Company’s annual and long-term strategic objectives including maximizing shareholder value, the quality of the executive’s work, and the general success of the Company as may be measured in ways different from the performance criteria identified in the Executive Bonus Plan.  In fiscal 2008, the Company’s executive officers made substantial progress in implementing the Company’s long term strategic objectives under very difficult economic conditions then present in the automotive parts business and the economy in general.  The Company’s future filings will be revised to include this information, as applicable.

NEW PRODUCTS.  NEW SOLUTIONS.  NEW OPPORTUNITIES.

3400 East Walnut Street  •  P.O. Box 1800  •  Colmar, PA 18915-1800  •  Phone: 1-215-712-5132  •  Fax: 215-997-6031

Ms. Linda Cvrkel
January 13, 2010
Page of 4 of 5

The Process of Establishing Executive Compensation, page 12

6.	We note that you use benchmarking as a factor in setting executive compensation levels. Please identify the companies against which you benchmark. Refer to Item 402(b)(xiv) of Regulation S-K.

Response:
The Company does periodically acquire reports of senior management compensation at companies that offer products similar to ours although the Company did not acquire such a report in connection with the fiscal 2008 executive compensation process.  Our most recent benchmarking report, acquired for fiscal 2007, included the following companies:  Keystone Automotive Industries, Lojack Corp., Proliance International, Inc., Standard Motor Products, Inc., Tenneco Inc., and United Components Inc.  The Company’s future filings will be revised to identify the companies against which we benchmark, if any.

Company Certification

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Kindly acknowledge receipt of this letter by time and date stamping the attached duplicate copy of this letter and returning it to me in the self addressed stamped envelope provided.  If you or any other member of the Staff have any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (215) 712-5132 or, in my absence, Thomas Knoblauch, at (215) 712-5222.

NEW PRODUCTS.  NEW SOLUTIONS.  NEW OPPORTUNITIES.

3400 East Walnut Street  •  P.O. Box 1800  •  Colmar, PA 18915-1800  •  Phone: 1-215-712-5132  •  Fax: 215-997-6031

Ms. Linda Cvrkel
January 13, 2010
Page of 5 of 5

Sincerely,

/s/ Mathias J. Barton

Mathias J. Barton
Chief Financial Officer

cc:           Ms. Claire Erlanger, Division of Corporation Finance
Thomas Knoblauch, Esq., Vice President – General Counsel
Jane Storero, Esq., Blank Rome, LLP
John Walker, KPMG, LLP

NEW PRODUCTS.  NEW SOLUTIONS.  NEW OPPORTUNITIES.

3400 East Walnut Street  •  P.O. Box 1800  •  Colmar, PA 18915-1800  •  Phone: 1-215-712-5132  •  Fax: 215-997-6031